Exhibit 99.8

Independent Registered Public Accounting Firm’s Consent

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2024 of Ayr Wellness Inc. (“Annual Report on Form 40-F”) of our report dated March 21, 2025, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, relating to the consolidated financial statements of Ayr Wellness Inc., as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024, which report is included in Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.  We also consent to the reference to our Firm under the heading “Interests of Experts” which is included in Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement of Ayr Wellness Inc. on Form S-8 (File No. 333-255749) of our report dated March 21, 2025, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Ayr Wellness Inc. as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024, which report is included in Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

/s/ Marcum llp

Marcum llp

New York, NY

March 21, 2025